Mail Stop 3561

September 19, 2007

Via Fax and U.S. Mail

Christian T. Greco, Esq.
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017

Re: J.P. Morgan Mortgage Acquisition Trust 2006-NC2
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 333-130192-17

Dear Mr. Greco,

We have reviewed your responses to the comments in our letter dated July 31, 2007 and have the following additional comments.

Form 10-Ds – Delinquency Reports

1. While we note your response to prior comment 8, please advise how investors were made aware of the change in terminology from "Net WAC Reserve Fund" as used in the 424 prospectus to "Basis Risk Reserve Fund" as used in the Form 10-Ds.

2. We note your response to prior comment 10 that you were informed in early 2007 that JP Morgan resigned, and that The Bank of New York was appointed as Securities Administrator. Please tell us the effective date of the resignation of JP Morgan and appointment of The Bank of New York as Securities Administrator.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Christian T. Greco, Esq.
September 19, 2007
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Julie Bell at (202) 551-3574 or Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director